Filed by Key Technology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933


[KEY TECHNOLOGY, INC., LOGO]

FOR IMMEDIATE RELEASE:     February 15, 2000

CONTACT: Tom Madsen                                  Ted Sharp
         President/CEO                               Chief Financial Officer
         Key Technology, Inc.                        Key Technology, Inc.
         (509) 529-2161                              (509) 529-2161

                    KEY TECHNOLOGY ANNOUNCES PLANS TO ACQUIRE
                       ADVANCED MACHINE VISION CORPORATION

WALLA WALLA, WA - Key Technology, Inc. (NASDAQ/NMS: KTEC) announced today that it has signed a definitive agreement and Plan of Merger with Advanced Machine Vision Corporation (NASDAQ: AMVC). AMVC is comprised of two subsidiaries--SRC VISION, Inc. and Ventek, Inc. SRC VISION, located in Medford, Oregon and Eindhoven, the Netherlands, designs and manufactures machine vision systems for the food, agricultural, plastics, tobacco, and pulp wood industries. Ventek, located in Eugene, Oregon, designs and assembles machine vision systems for automated inspection and process control in the plywood and wood panel industries. AMVC had revenues of $24 million in 1999 and employs approximately 190 people.

Under the terms of the Agreement, each share of AMVC common stock would receive:

-    $1.00 per share in cash, plus
- Key convertible preferred stock, redeemable for $1.00 in cash for each AMVC common share any time after two years, or convertible at any time into 2/3 of a share of Key common stock for each 10 shares of AMVC common stock, plus

- a warrant to purchase Key common stock, redeemable at any time for $.25 in cash for each AMVC common share, or which can be exercised to purchase .025 shares of Key common stock per AMVC common share at an exercise price of $15.00 per share of Key common stock.

The Agreement is subject to approval by the holders of Key's common stock and AMVC's common and preferred stock, which will be solicited at stockholders meetings expected to be held in May of this year.


                  150 Avery, Walla Walla, WA 99362-1668 U.S.A.
Telephone:509-529-2161-Administration Fax:509-522-3378-Web Sight:www.keyww.com

"We are pleased to have been able to structure this merger plan with the support of AMVC's management and board of directors," commented Tom Madsen, President and CEO of Key Technology. "We feel the features of the Plan that permit AMVC stockholders to acquire Key Technology common stock offer meaningful upside to the Plan's cash value. The merger with AMVC provides unique opportunities for growth and operating efficiencies, and allows AMVC stockholders to share in that added value with Key's stockholders."

"The Company believes that the transaction will result in substantial cost reductions and is expected to be accretive to earnings in Fiscal 2001. Management expects that approximately $4-5 million in direct cost reduction can be achieved through reductions in manufacturing, combining sales and marketing efforts and elimination of redundancies in research and development programs. At the same time, the acquisition will allow the Company to more aggressively expand geographic and market sector sales coverage. The combined company will also expand the development of new technologies for solving customers' quality, safety and productivity problems, and provide a higher level of customer service with the combination of the two service organizations. Key's Specialized Conveying Systems (SCS) division, which designs and manufactures conveying equipment, will benefit immediately from the increased level of systems work that will be generated by the sale of SRC optical sorting machines," said Mr. Madsen.

"The acquisition of AMVC fits our strategy of growth through acquisition of companies with unique technology and market positions that will be additive to our own internal development," commented Mr. Madsen. "Both companies' product lines will be continued since each offers unique capabilities. Our customers will play an important role in helping us with positioning of the best technologies for various applications. Adding AMVC clearly positions us in certain markets where we have not been as strong and offers diversification into non-food and non-seasonal markets. Key Technology will increase its access to some of the world's largest commodities markets, including food, tobacco and forest products."

"The timing of this acquisition complements our plan to announce additional elements of our vision for providing automation and process control systems to enhance quality and productivity in the near future," stated Mr. Madsen. "Each step in the fulfillment of this vision will allow our customers to enhance their own competitiveness by reducing costs, improving throughput, increasing quality and improving cycle time. Key plans to introduce a new Internet-based, online remote access product later this year. The new service product will allow Key's service center to diagnose customers' automated inspection machines to achieve optimum performance


                  150 Avery, Walla Walla, WA 99362-1668 U.S.A.
 Telephone:509-529-2161-Administration Fax:509-522-3378-Web Sight:www.keyww.com while the customers' processing lines are running. Gaining access to AMVC's installed base of over 1000 systems will roughly double Key's existing base of installations where this new remote access product can be applied. This acquisition will clearly enhance the ability to bring a higher level of service to Key and AMVC customers, many of whom are located a great distance from service centers."

Key Technology, an ISO-9000 certified company, is a leading designer and manufacturer of process automation systems, primarily for the food processing industry, which integrate electro-optical inspection and sorting, specialized conveying and product preparation equipment. Key systems allow processors to improve quality, increase yield and reduce cost. With worldwide sales and service, the company maintains manufacturing facilities and demonstration laboratories in Beusichem, the Netherlands and Walla Walla, WA.

THE EXCHANGE OFFER BY KEY TECHNOLOGY, INC. DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THESE RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. ALSO, YOU CAN REQUEST COPIES OF SUCH DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE BY CALLING TED R. SHARP, CHIEF FINANCIAL OFFICER, AT (509) 529-2161 OR WRITING TO: KEY TECHNOLOGY, INC., 150 AVERY STREET, WALLA WALLA, WASHINGTON 99362, ATTN: TED R. SHARP.
COMMENTS INCLUDED IN THIS DOCUMENT MAY INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THESE STATEMENTS AS TO ANTICIPATED FUTURE RESULTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR DISCUSSED HERE. SUCH RISKS AND UNCERTAINTIES ARE DETAILED IN THE COMPANY'S ANNUAL REPORT ON EXHIBIT 99.1 OF THE FORM 10-K FILED WITH THE SEC IN DECEMBER 1999 AND ARE INCORPORATED HEREIN BY REFERENCE. THE COMPANY CAUTIONS READERS NOT TO PLACE UNDUE RELIANCE UPON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY DISCLAIMS ANY OBLIGATION SUBSEQUENTLY TO REVISE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

    NOTE: NEWS RELEASES AND OTHER INFORMATION ON KEY TECHNOLOGY, INC. CAN BE
                    ACCESSED AT WWW.KEYWW.COM ON THE INTERNET

                  150 Avery, Walla Walla, WA 99362-1668 U.S.A.
 Telephone:509-529-2161-Administration Fax:509-522-3378-Web Sight:www.keyww.com